UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

S1 Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

78463B101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,402,068
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,402,068
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,402,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,024,310
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,024,310
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MERGER ARBITRAGE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,223
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 115,223
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,470
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 120,470
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 512,647
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 512,647
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS FUND III, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,675
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 29,675
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,024,310
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,024,310
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,426,378
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,426,378
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,426,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,802,325
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,802,325
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,204,393
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,204,393
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,204,393
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,204,393
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,204,393
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,204,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,204,393
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,204,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,204,393
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,204,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,204,393
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,204,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Since the filing of Amendment No. 7:

(i)           Starboard has changed its name to Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”);

(ii)           RCG Ambrose has changed its name to Ramius Merger Arbitrage Master Fund Ltd (“Merger Arbitrage Master Fund”);

(iii)           RCG Halifax has changed its name to Ramius Leveraged Multi-Strategy Master Fund Ltd (“Leveraged Multi-Strategy Master Fund”);

(iv)           Ramius Master has changed its name to Ramius Multi-Strategy Master Fund Ltd (“Multi-Strategy Master Fund”); and

(v)           RCG Enterprise has changed its name to Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”).

As a result of a reorganization of the Reporting Persons and their affiliates, Ramius Advisors serves as the investment advisor of each of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Enterprise Master Fund and Ramius Fund III.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 6,204,393 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III is approximately $28,925,196, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,659,342 Shares outstanding, as of July 21, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2008.

CUSIP NO. 78463B101

A.	Value and Opportunity Master Fund

(a)	As of the close of business on October 1, 2008, Value and Opportunity Master Fund beneficially owned 4,402,068 Shares.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 4,402,068
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,402,068
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on October 1, 2008, Parche beneficially owned 1,024,310 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,024,310
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,024,310
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Parche since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on October 1, 2008, Merger Arbitrage Master Fund beneficially owned 115,223 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 115,223
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 115,223
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Merger Arbitrage Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on October 1, 2008, Leveraged Multi-Strategy Master Fund beneficially owned 120,470 Shares.

Percentage: Less than 1%

CUSIP NO. 78463B101

(b)	1. Sole power to vote or direct vote: 120,470
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 120,470
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Leveraged Multi-Strategy Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

E.	Multi-Strategy Master Fund

(a)	As of the close of business on October 1, 2008, Multi-Strategy Master Fund beneficially owned 512,647 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 512,647
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 512,647
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

F.	Ramius Fund III

(a)	As of the close of business on October 1, 2008, Ramius Fund III beneficially owned 29,675 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 29,675
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,675
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Ramius Fund III since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

G.	Enterprise Master Fund

(a)
As of the close of business on October 1, 2008, Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 1,024,310 Shares beneficially owned by Parche.

Percentage: Approximately 1.8%

CUSIP NO. 78463B101

(b)	1. Sole power to vote or direct vote: 1,024,310
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,024,310
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares by Parche since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

H.	RCG Starboard Advisors

(a)
As of the close of business on October 1, 2008, as the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of (i) 4,402,068 Shares owned by Value and Opportunity Master Fund and (ii) 1,024,310 Shares owned by Parche.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 5,426,378
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,426,378
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

I.	Ramius Advisors

(a)
As of the close of business on October 1, 2008, as the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Enterprise Master Fund (the sole non-managing member of Parche and owner of all economic interest therein) and Ramius Fund III, Ramius Advisors may be deemed the beneficial owner of (i) 512,647 Shares owned by Multi-Strategy Master Fund, (ii) 115,223 Shares owned by Merger Arbitrage Master Fund, (iii) 120,470 Shares owned by Leveraged Multi-Strategy Master Fund, (iv) 1,024,310 Shares owned by Parche, and (v) 29,675 Shares owned by Ramius Fund III.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 1,802,325
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,802,325
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D on behalf of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

J.	Ramius

(a)
As of the close of business on October 1, 2008, as the sole member of RCG Starboard Advisors, the managing member of Ramius Advisors (the investment manager of Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III), Ramius may be deemed the beneficial owner of (i) 4,402,068 shares owned by Value and Opportunity Master Fund, (ii) 1,024,310 Shares owned by Parche, (iii) 115,223 Shares owned by Merger Arbitrage Master Fund, (iv) 120,470 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 512,647 Shares owned by Multi-Strategy Master Fund and (vi) 29,675 Shares owned by Ramius Fund III.

Percentage: Approximately 11.0%

(b)	1. Sole power to vote or direct vote: 6,204,393
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,204,393
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

K.	C4S

(a)
As of the close of business on October 1, 2008, as the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 4,402,068 shares owned by Value and Opportunity Master Fund, (ii) 1,024,310 Shares owned by Parche, (iii) 115,223 Shares owned by Merger Arbitrage Master Fund, (iv) 120,470 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 512,647 Shares owned by Multi-Strategy Master Fund and (vi) 29,675 Shares owned by Ramius Fund III.

Percentage: Approximately 11.0%

(b)	1. Sole power to vote or direct vote: 6,204,393
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,204,393
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the close of business on October 1, 2008, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 4,402,068 shares owned by Value and Opportunity Master Fund, (ii) 1,024,310 Shares owned by Parche, (iii) 115,223 Shares owned by Merger Arbitrage Master Fund, (iv) 120,470 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 512,647 Shares owned by Multi-Strategy Master Fund and (vi) 29,675 Shares owned by Ramius Fund III.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III by virtue of their shared authority to vote and dispose of such Shares.  Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

Percentage: Approximately 11.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,204,393
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,204,393

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 6 is hereby amended to add the following:

This Amendment No. 8 reports the sale of an aggregate of 611,700 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.  The Sales Plan Agreement allows for the sale of up to an aggregate of 4,532,390 Shares.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

CUSIP NO. 78463B101

On October 2, 2008, Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Leveraged Multi-Strategy Master Fund Ltd, Ramius Multi-Strategy Master Fund Ltd, Ramius Fund III, Ltd, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which they agreed to the joint filing on behalf of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Leveraged Multi-Strategy Master Fund Ltd, Ramius Multi-Strategy Master Fund Ltd, Ramius Fund III, Ltd, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated October 2, 2008.

CUSIP NO. 78463B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2008

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:      RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By:      RCG Starboard Advisors, LLC,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD
By:      Ramius Advisors, LLC,
its investment manager

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD
By:      Ramius Advisors, LLC,
its investment manager

RAMIUS FUND III, LTD
By:      Ramius Advisors, LLC,
its investment manager

RAMIUS MULTI-STRATEGY MASTER FUND LTD
By:       Ramius Advisors, LLC,
its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By:      Ramius Advisors, LLC,
its investment manager

RCG STARBOARD ADVISORS, LLC
By:       Ramius LLC,
its sole member

RAMIUS ADVISORS, LLC
By:       Ramius LLC,
its managing member

RAMIUS LLC
By:       C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 78463B101

Schedule A

Transactions in the Shares Since the Filing of Amendment No. 7 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

11,117	6.7504	09/12/08
15,509	6.5645	09/15/08
28,253	6.3965	09/16/08
16,003	6.0597	09/17/08
18,339	6.0227	09/18/08
120,518	6.3466	09/19/08
35,405	6.6460	09/22/08
35,405	6.6605	09/23/08
22,659	6.4656	09/24/08
29,104	6.5028	09/25/08
33,068	6.3838	09/26/08
31,440	6.1688	09/29/08
34,557	6.1031	09/30/08
1,770	6.0000	10/01/08

PARCHE, LLC

2,632	6.7504	09/12/08
3,670	6.5645	09/15/08
6,687	6.3965	09/16/08
3,788	6.0597	09/17/08
4,341	6.0227	09/18/08
28,526	6.3466	09/19/08
8,380	6.6460	09/22/08
8,380	6.6605	09/23/08
5,363	6.4656	09/24/08
6,888	6.5028	09/25/08
7,827	6.3838	09/26/08
7,439	6.1688	09/29/08
8,173	6.1031	09/30/08
419	6.0000	10/01/08

CUSIP NO. 78463B101

RAMIUS MULTI-STRATEGY MASTER FUND LTD

1,276	6.7504	09/12/08
1,780	6.5645	09/15/08
3,244	6.3965	09/16/08
1,837	6.0597	09/17/08
2,106	6.0227	09/18/08
13,837	6.3466	09/19/08
4,065	6.6460	09/22/08
4,065	6.6605	09/23/08
2,602	6.4656	09/24/08
3,341	6.5028	09/25/08
3,797	6.3838	09/26/08
3,610	6.1688	09/29/08
3,969	6.1031	09/30/08
203	6.0000	10/01/08

RAMIUS FUND III, LTD

75	6.7504	09/12/08
105	6.5645	09/15/08
192	6.3965	09/16/08
108	6.0597	09/17/08
124	6.0227	09/18/08
817	6.3466	09/19/08
240	6.6460	09/22/08
240	6.6605	09/23/08
154	6.4656	09/24/08
197	6.5028	09/25/08
224	6.3838	09/26/08
213	6.1688	09/29/08
233	6.1031	09/30/08
12	6.0000	10/01/08

CUSIP NO. 78463B101

RAMIUS MERGER ARBITRAGE MASTER FUND LTD

300	6.7504	09/12/08
418	6.5645	09/15/08
762	6.3965	09/16/08
432	6.0597	09/17/08
495	6.0227	09/18/08
3,251	6.3466	09/19/08
955	6.6460	09/22/08
955	6.6605	09/23/08
611	6.4656	09/24/08
785	6.5028	09/25/08
892	6.3838	09/26/08
848	6.1688	09/29/08
934	6.1031	09/30/08
48	6.0000	10/01/08

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD

300	6.7504	09/12/08
418	6.5645	09/15/08
762	6.3965	09/16/08
432	6.0597	09/17/08
495	6.0227	09/18/08
3,251	6.3466	09/19/08
955	6.6460	09/22/08
955	6.6605	09/23/08
611	6.4656	09/24/08
785	6.5028	09/25/08
892	6.3838	09/26/08
850	6.1688	09/29/08
934	6.1031	09/30/08
48	6.0000	10/01/08